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FORM 5	U. S. SECURITIES AND EXCHANGE COMMISSION	

FORM 5

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

Form 3 Holdings Reported

Form 4 Transaction Reported

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person to Issuer (Check all applicable)
Eisenberg Barbara (Last) (First) (Middle)	AnnTaylor Stores Corporation (ANN)	___ Director _____10% Owner __X_ Officer (give _____Other (specify below) title below) SVP/General Counsel and Secretary
c/o AnnTaylor Stores Corporation 142 West 57th Street (Street)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year Fiscal Year ended 02/02/2002	7. Individual or Joint/Group Filing (Check applicable line) __X_ Form filed by One Reporting Person
New York New York 10019 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Year)	_____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price			
Common Stock	09/10/2001	A	3,000	A		3,000	D	

* If the form is filed by more than one Reporting Person, See Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

(Print or Type Responses)

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031202

FORM 5 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (right to buy)	$30.50	09/10/2001	A	15,000		Note 1	9/10/2011	Common Stock	15,000		15,000	D	
Employee Stock Option (right to buy)	$37.95	01/29/2002	A	12,000		Note 1	01/29/2012	Common Stock	12,000		12,000	D	

Explanation of Responses:

Note 1: Exercisable 25% per year on each of the first four anniversaries of grant date.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See **18 U.S.C. 1001 and 15 U.S.C. 78ff(a).**

<u>s/   Barbara Eisenberg</u>   <u>03/14/2002</u>
** Signature of Reporting Person   Date

Note: **File three copies of this Form, one of which must be manually signed.**
       If space provided is insufficient, *see* **Instruction 6 for procedure.**

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.   **SEC 2270 (10-94)**

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